SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 29, 2019 re TAT Technologies Ltd. Reports Third Quarter 2019 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2019 Results

GEDERA, Israel, November 29, 2019 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and nine months periods ended September 30, 2019.

Key Financial Highlights:

•
Revenues for Q3 2019 increased by 13% to $26.1 million compared with $23.2 million in Q3 2018.  Revenues for the nine-months period that ended on September 30, 2019 increased by 4% to $75.4 million compared with $72.4 million in the nine-months period that ended on September 30, 2018.

•
Gross profit for Q3 2019 increased by 40% to $4.2 million (16.3% of revenues) compared with $3.0 million (13.1% of revenues) in Q3 2018.  Gross profit for the nine-months period that ended on September 30, 2019 increased by 27% to $11.2 million (14.8% of revenues) compared with $8.8 million (12.2% of revenues) in the nine-months period that ended on September 30, 2018.

•
EBITDA for Q3 2019 increased by 100% to $2.0 million compared with $1.0 million in Q3 2018. EBITDA for the nine-months period that ended on September 30, 2019 increased by 380% to $4.8 million compared with $1.0 million in the nine-months period that ended on September 30, 2018.

•
GAAP net income was $0.16 million, or $0.02 per diluted share in Q3 2019 compared with a net loss of $0.5 million, or ($0.06) per diluted share in Q3 2018. GAAP net income was $0.34 million, or $0.04 per diluted share in the nine-months period that ended on September 30, 2019 compared with a net loss of $2.7 million, or ($0.30) per diluted share in the nine-months period that ended on September 30, 2018.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, "We are pleased with the results of the recent nine months. Revenues continue to grow both on the MRO and OEM segments. TAT continues its improvements in all operational aspects and profitability”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 12 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2019	2018
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,815	$15,950
Accounts receivable, net	20,515	19,277
Other current assets and prepaid expenses	3,404	3,627
Inventory, net	41,686	38,605

Total current assets	82,420	77,459

NON-CURRENT ASSETS:
Investment in affiliates	949	1,078
Funds in respect of employee rights upon retirement	1,372	2,253
Deferred income taxes	230	162
Intangible assets, net	810	911
Property, plant and equipment, net	21,213	21,424
Operating lease right of use assets	6,779	-

Total non-current assets	31,353	25,828
Total assets	$113,773	$103,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$10,779	$8,270
Accrued expenses	7,946	6,411
Operating lease liabilities	1,331	-

Total current liabilities	20,056	14,681

NON CURRENT LIABILITIES:
Other long-term liabilities	82	180
Liability in respect of employee rights upon retirement	1,736	2,648
Deferred income taxes	1,259	1,484
Operating lease liabilities	5,772	-

Total non-current liabilities	8,849	4,312
Total liabilities	28,905	18,993

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,526	65,535
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	34	(206)
Retained earnings	18,587	18,244
Total shareholders' equity	84,868	84,294

Total liabilities and shareholders' equity	$113,773	$103,287

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Products	$5,725	$5,543	$17,924	$18,539	$23,151
Services	20,351	17,642	57,454	53,835	70,027
	26,076	23,185	75,378	72,374	93,178

Cost of goods:
Products	4,853	5,752	15,037	18,733	23,807
Services	16,983	14,399	49,166	44,838	60,980
	21,836	20,151	64,203	63,571	84,787
Gross Profit	4,240	3,034	11,175	8,803	8,391

Operating expenses:
Research and development, net	46	(35)	95	460	553
Selling and marketing	1,329	1,171	3,803	3,806	4,913
General and administrative	2,031	1,987	5,833	6,733	8,559
Other loss	-	(1)	-	(1)	(4)
	3,406	3,122	9,731	10,998	14,021
Operating income (loss)	834	(88)	1,444	(2,195)	(5,630)

Financial expenses, net	(159)	(58)	(543)	(39)	(102)

Income (loss) before taxes on income (tax benefit)	675	(146)	901	(2,234)	(5,732)

Taxes on income (tax benefit)	453	356	419	326	(1,464)

Income (loss) before equity investment	222	(502)	482	(2,560)	(4,268)

Share in results of affiliated companies	(65)	(42)	(139)	(102)	(140)

Net income (loss)	$157	$(544)	$343	$(2,662)	$(4,408)

Basic and diluted income (loss) per share

Net income (loss) per share	$0.02	$(0.06)	$0.04	$(0.30)	$(0.5)

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696	8,861,567	8,864,885
Diluted	8,874,696	8,874,696	8,874,696	8,861,567	8,864,885

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net income (loss)
Other comprehensive income	$157	$(544)	$343	$(2,662)	$(4,408)
Net unrealized income (losses) from derivatives	72	16	358	(332)	(672)
Reclassification adjustments for gains (losses) included in net income and inventory	(104)	123	(118)	165	331
Total other comprehensive income (loss)	$125	$(405)	$583	$(2,829)	$(4,749)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017 (audited):
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation expenses	-	-	174	-	-	-	174
Exercise of option	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017 (audited)	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018 (audited):
Comprehensive loss	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation expenses	-	-	272	-	-	-	272
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018 (audited)	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018 (audited)	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2019 (unaudited):
Comprehensive income	-	-	-	240	-	343	583
Share based compensation income	-	-	(9)	-	-	-	(9)
BALANCE AT SEPTEMBER 30, 2019 (unaudited)	9,149,169	$2,809	$65,526	$34	$(2,088)	$18,587	$84,868

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT JULY 1, 2019 (unaudited)	9,149,169	$2,809	$65,490	$66	$(2,088)	$18,430	$84,707
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2019 (unaudited):
Comprehensive income	-	-	-	(32)	-	157	125
Share based compensation income	-	-	36	-	-	-	36
BALANCE AT SEPTEMBER 30, 2019 (unaudited)	9,149,169	$2,809	$65,526	$34	$(2,088)	$18,587	$84,868

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$157	$(544)	$343	$(2,662)	$(4,408)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,097	1,048	3,245	422	4,185
Loss (gain) from change in fair value of derivatives	(38)	35	(293)	(347)	382
Provision for doubtful accounts	-	(474)	-	102	(347)
Share in results of equity investment of affiliated Company	65	42	139	165	140
Share based compensation	36	46	(9)	422	272
Non cash finance expense	107	-	324	-	-
Liability in respect of employee rights upon retirement	(134)	16	(912)	(287)	(587)
Deferred income taxes, net	(115)	181	(293)	126	(102)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,965	2,015	(1,238)	5,036	6,814
Decrease (increase) in other current assets and prepaid expenses	487	172	1,743	(576)	(1,575)
Decrease (increase) in inventory	(1,043)	(569)	(3,165)	(481)	161
Increase (decrease) in trade accounts payable	56	1,042	2,590	10	(969)
Increase (decrease) in accrued expenses	1,193	151	1,535	(1,741)	(1,920)
Increase (decrease) in other long-term liabilities	(20)	(25)	(98)	54	34
Net cash provided by operating activities	$3,813	$3,136	$3,911	$2,906	$2,080
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	(10)	-	(26)
Funds in respect of employee rights upon retirement	-	-	(22)	(22)	(22)
Proceeds from sale of property and equipment	-	-	-	7	7
Purchase of property and equipment	(1,287)	(1,177)	(3,014)	(3,362)	(4,270)
Maturities of short-term deposits			-	-	470
Cash flows used in investing activities	$(1,287)	$(1,177)	$(3,046)	$(3,377)	$(3,841)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	-	95	-	197	197
Cash flows provided by financing activities	$-	$95	$-	$197	$197

Net increase (decrease) in cash and cash equivalents	2,525	2,054	865	(274)	(1,564)
Cash and cash equivalents at beginning of period	14,290	15,186	15,950	17,514	17,514
Cash and cash equivalents at end of period	$16,815	$17,240	$16,815	$17,240	$15,950

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2019	2018	2019	2018	2018

Net income (loss)	$157	$(544)	$343	$(2,662)	$(4,408)
Adjustments:

Share in results of equity investment of affiliated companies	65	42	139	102	140
Taxes on income (tax benefit)	453	356	419	326	(1,464)
Financial expenses, net	159	58	543	39	102
Depreciation and amortization	1,145	1,048	3,341	3,085	4,185
Share based compensation	36	46	(9)	165	272
Adjusted EBITDA	$2,015	$1,006	$4,776	$1,055	$(1,173)

Note to the financial statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU assets and lease liabilities on the balance sheet. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The Company adopted the new standard on January 1, 2019 using the modified retrospective transition method and did not restate comparative periods. The new standard provides a number of optional practical expedients in transition. The Company recognizes the lease expenses in the consolidated statements of Operations on a straight-line basis over the lease period.

Additionally, the Company did not separate lease and non-lease components for all of its leases. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. Instead, the Company will continue to recognize the lease payments for those leases in profit or loss on a straight-line basis over the lease term.

The most significant effects of adoption relate to (1) the recognition of new ROU assets and lease liabilities on its balance sheet for real estate operating leases; and (2) recording of Non-cash finance expenses on its statement of income.

The adoption of the standard resulted in recognition of $7.3 million of lease assets and lease liabilities as of January 1, 2019 on the Company’s consolidated balance sheets. During the three months period ended September 30, 2019 and during the nine months period ended September 30, 2019 the Company recorded non-cash finance expenses in the amount of $0.11 million and $0.32 million, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: November 29, 2019